PROSPECTUS SUPPLEMENT NO. 8	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated June 14, 2023)	Registration Statement No. 333-269782

2,150,000 shares of Common Stock

Pre-Funded Warrants to Purchase up to 1,350,000 Shares of Common Stock

Series A Warrants to Purchase up to 3,062,500 shares of Common Stock and

Series B Warrants to Purchase up to 3,062,500 shares of Common Stock

(Shares of Common Stock underlying the Pre-Funded Warrants, Series A Warrants and Series B Warrants)

This prospectus supplement (the “Prospectus Supplement”) updates and supplements the prospectus dated June 14, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-333-269782) (the “Registration Statement”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”) as filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2025. Accordingly, we have attached the Current Report, without exhibits, to this Prospectus Supplement.

This Prospectus Supplement relates to the offering of 2,150,000 shares of common stock, and of pre-funded warrants to purchase 1,350,000 shares of common stock, together with series A warrants (the “Series A Warrants”) to purchase 3,062,500 shares of our common stock and series B warrants (the “Series B Warrants,” and together with the Series A Warrants, the “Series Warrants”) to purchase 3,062,500 shares of our common stock. As of the date of this Prospectus Supplement, none of the Series A Warrants or Series B Warrants have been exercised.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement. This Prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on The Nasdaq Capital Market under the symbol “COEP”. As of April 25, 2025, the closing price of our common stock as reported on The Nasdaq Capital Market was $7.36 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 13 of the Prospectus and as updated and supplemented by the section entitled “Risk Factors” in this Prospectus Supplement and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 28, 2025.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 8-K

_____________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 25, 2025

_____________________

COEPTIS THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39669	98-1465952
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

105 Bradford Rd, Suite 420 Wexford, Pennsylvania		15090
(Address of principal executive offices)		(Zip Code)

724-934-6467

(Registrant’s telephone number, including area code)

____________________________________________________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	COEP	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one-half of one share of Common Stock for $230.00 per whole share	COEPW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Coeptis’ shareholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Terms and Effects

On April 25, 2025, Coeptis Therapeutics Holdings, Inc. (“Coeptis” or the “Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CP Merger Sub Inc., a Wyoming corporation and wholly-owned subsidiary of Coeptis (“Merger Sub”), and Z Squared, Inc., a Wyoming corporation (“Z Squared”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Merger Sub will merge with and into Z Squared (the “Merger”) and (ii) Coeptis will immediately prior to the Merger effect a spin out of its biopharmaceutical operations (the “Spin Out” and, together with Merger and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Z squared continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Coeptis.

In the Merger, all shares of Z Squared common stock issued and outstanding immediately prior to the effective time of the Merger (other than those properly exercising any applicable dissenters rights under Wyoming law), will be converted into the right to receive a portion of the Merger Consideration (as defined below) and (ii) any other outstanding securities with the right to convert into or acquire equity securities of Z Squared will be terminated. At the Closing, Coeptis will change its name as mutually agreed upon by the Purchaser and Z Squared.

In connection with the Spin Out, all of Coeptis’ assets comprising its biopharmaceutical business will be assigned and contributed prior to Closing to one or more Spin Out Subsidiaries, which will then spin out to Coeptis’ stockholders of record on the record date established for the Coeptis Special Meeting (as defined below).

Merger Consideration

The aggregate Merger Consideration received by Z Squared security holders from Coeptis at the Closing will be a number of shares of Purchaser Common Stock that represents at Closing the Applicable Percentage of Purchaser’s issued and outstanding shares of Purchaser Common Stock as calculated on a Fully-Diluted Basis

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of Coeptis and Z Squared as of the date of the Merger Agreement and as of the date of the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions.

Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

The representations and warranties made by Coeptis and Z Squared are customary for transactions similar to the Transactions.

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No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of financial statements by Z Squared; (4) Coeptis’ public filings; (5) no solicitation; (6) no insider trading; (7) notifications of certain consent requirements or other matters; (8) efforts to consummate the Closing and obtain third party and regulatory approvals; (9) tax matters; (10) further assurances; (11) filing of Registration Statement; (12) calling Coeptis special meeting; (13) public announcements; (14) confidentiality; (15) Post-Closing Board of Directors and officers; (16) indemnification of directors and officers; (17) stock exchange listing requirements; (18) Spin-Out procedures; and (19) operation of mining machines. Each party also agreed during the Interim Period not to solicit, assist, initiate, facilitate or knowingly encourage any proposal or offer, or enter into any agreement for, an alternative competing transaction. There are also certain customary post-Closing covenants regarding indemnification of directors and officers, as well as regarding use of proceeds by Purchaser under the standby equity purchase agreement.

The Merger Agreement and the consummation of the Transactions requires the approval of both Coeptis’ shareholders and Z Squared’s stockholders. Coeptis agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with assistance from Z Squared, and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of the shares of Coeptis common stock to be issued to the Z Squared stockholders, and containing a proxy statement/prospectus for the purpose of Coeptis soliciting proxies from the shareholders of Coeptis to approve the Merger Agreement, the Spin Out, the Transactions and related matters (the “Coeptis Shareholder Approval”) at a special meeting of Coeptis’ shareholders (the “Coeptis Special Meeting”). The Coeptis Shareholder Approval may also include approval by Coeptis’ stockholders of (i) the adoption of a new equity incentive plan (in a form to be agreed by the parties during the Interim Period), (ii) an amendment to Coeptis’ organizational documents effective as of the Closing in a form to be agreed to by the parties to, among other matters, change Coeptis’ name to a to be determined name and (iii) other matters as agreed between Coeptis and Z Squared. Z Squared also agreed in the Merger Agreement to call a meeting of its shareholders as promptly as practicable after the Registration Statement has become effective and use its reasonable best efforts to solicit from Z Squared Stockholders proxies in favor of the Merger Agreement and the Transactions and certain related matters (the “Z Squared Stockholder Approval”), and to take all other actions necessary or advisable to secure such approvals, including enforcing the Voting Agreements (as described below).

The parties also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of Coeptis (the “Post-Closing Board”) will consist of five individuals, a majority of whom shall qualify as independent directors in accordance with Nasdaq requirements.

The parties also agreed to take all action necessary, so that the individuals serving as chief executive officer and chief financial officer, respectively, of Coeptis immediately after Closing will be the same individuals as that of Z Squared immediately prior to the Closing.

Closing Conditions

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) the Coeptis Shareholder Approval; (ii) the Z Squared Stockholder Approval; (iii) approvals of any required governmental authorities and completion of any applicable antitrust expiration periods; (iv) receipt of specified third party consents; (v) no law or order preventing the Transactions; (vi) approval of Coeptis common stock to be issued in connection with the Transactions approved for listing on Nasdaq; (vii) the appointment of the Post-Closing Board and officers of Coeptis as of the Closing, as noted above; and (viii) the Registration Statement having been declared effective by the SEC.

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In addition, unless waived by Z Squared, the obligations of Z Squared to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Coeptis of customary certificates and other Closing deliverables: (i) the representations and warranties of Coeptis being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Coeptis and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Coeptis since the date of the Merger Agreement which is continuing and uncured; (iv) filing of the Final Purchaser Certificate of Incorporation with the Secretary of State of the State of Delaware; (v) consummation of the Technology Subsidiary Contribution; and (vi) delivery of an officer certificate, secretary certificate, and good standing certificate.

Unless waived by Coeptis, the obligations of Coeptis and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Z Squared of customary certificates and other Closing deliverables: (i) the representations and warranties of Z Squared being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Z Squared having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Z Squared since the date of the Merger Agreement which is continuing and uncured; (iv) execution of ancillary documents; (v) Z Squared shall have (a) a Company Asset Value of not less than $660,300,000, less the sum of (y) all Company Debt being assumed by the Purchaser post-Merger and (z) Company Transaction Expenses being assumed by Purchaser post-Merger, and (b) delivered at Closing at least 9,000 mining machines; (vi) the Purchaser Common Stock to be issued in connection with the Transactions shall be approved for listing on Nasdaq; (vii) the Spin Out organization shall be in full force and effect and the Spin Out SPV Dividend shall have been declared; and (viii) Z Squared shall be in compliance with the Broadstreet Order.

The Merger Agreement does not include a minimum cash condition.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Coeptis and Z Squared; (ii) by either Coeptis or Z Squared if any of the conditions to Closing have not been satisfied or waived by the three (3) month anniversary of the date of the Merger Agreement (the “Outside Date”) (provided, that if the SEC has not declared the Registration Statement effective on or prior to the three (3) month anniversary of the date of this Agreement, the Outside Date shall be automatically extended by three (3) months); (iii) by either Coeptis or Z Squared if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by either Coeptis or Z Squared in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition and is incapable of being cured or isn’t cured within 30 days after notice of such breach or the Outside Date; (v) by Coeptis if there has been a Material Adverse Effect on Z Squared following the date of the Merger Agreement that remains uncured and continuing; (vi) by either Coeptis or Z Squared if the shareholders of Coeptis do not provide the Coeptis Shareholder Approval at an special shareholder meeting held by Coeptis; (vii) by either Coeptis or Z Squared if Z Squared holds a special meeting of its shareholders for the Z Squared Stockholder Approval and the Z Squared Stockholder Approval is not obtained; (viii) by Z Squared (at any time prior to the approval of the Merger and the issuance of Purchaser Common Stock in the Merger by the Purchaser Shareholder Approval) if a Purchaser Triggering Event shall have occurred; and (ix) by Purchaser (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Merger Agreement prior to termination.

The Merger Agreement provides for a breakup fee in favor of Coeptis in the amount of $5 million if Coeptis terminates the Merger Agreement as a result of the occurrence of a Company Trigger Event.

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The Merger Agreement provides for a termination fee in favor of each party in the amount of $5 million if the other party terminates the Merger Agreement as a result of the occurrence of a Purchaser Triggering Event or Company Triggering Event.

Each party will be responsible for its own costs and expenses, except that Coeptis and Z Squared will split any antitrust filing fees and SEC registration fees and other regulatory fees equally.

Governing Law and Arbitration

The Merger Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in Wilmington, Delaware (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in Wilmington, Delaware.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Coeptis, Z Squared or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Coeptis’ public disclosures.

Related Agreements

Voting Agreement

Simultaneously with the execution of the Merger Agreement, certain Coeptis stockholders and Z Squared shareholders have entered into voting and support agreements (the “Voting Agreements”) with Coeptis and Z Squared. Under the Voting Agreements, the applicable Coeptis stockholder or Z Squared shareholder party thereto agreed to vote all of its shares of Coeptis stock or Z Squared stock, as applicable, in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to Coeptis and Z Squared stockholders for their approval. The Voting Agreements prevents transfers of the Coeptis stock held by the applicable Coeptis stockholder, and of the of the Z Squared stock held by the applicable Z Squared shareholder, in each case between the date of the Voting Agreement and the date of the Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Voting Agreement, a copy which is filed hereto as Exhibit 10.1.

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Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the press release (“Press Release”) issued by Coeptis on April 25, 2025 announcing the Merger Agreement described above. The Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of April 25, 2025, by and among Coeptis, Merger Sub and Z Squared.

10.1	Form of Voting Agreement, dated as of April 25, 2025, by and among Z Squared and certain stockholders of Coeptis.

99.1	Press Release, dated April 25, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Coeptis agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Coeptis Therapeutics Holdings, Inc.

Date: April 25, 2025	By:	/s/ David Mehalick
David Mehalick Chief Executive Officer

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